GREENHOLD GROUP, INC.
                              2960 Corey Road
                            Malabar, Florida 32950

                      INFORMATION STATEMENT PURSUANT TO
                   SECTION 14(f) OF THE SECURITIES EXCHANGE
                    ACT OF 1934 AND RULE 14f-1 THEREUNDER


This Information Statement is being mailed on or about September 21, 2004 to the holders of record of common stock of Greenhold Group, Inc. (the "Company"). You are receiving this Information Statement in connection with the appointment of a person designated by Golf Acquisition, Inc., a Florida corporation ("GOLF"), to serve as the sole member of the Board of Directors of the Company (the "Board"), as more fully described below.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. NEITHER THE SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS INFORMATION STATEMENT, OR PASSED UPON THE FAIRNESS OR MERITS OF THE TRANSACTIONS DESCRIBED HEREIN OR THE ADEQUACY OR ACCURACY OF THIS INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

On or about October 1, 2004, the Company and GOLF plan to consummate an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement will provide that, subject to the satisfaction or waiver of certain conditions, GOLF will be merged with and into the Company (the "Merger") and following consummation of the Merger, the Company will survive. At the effective time of the Merger (the "Effective Time"), the issued and outstanding shares of common stock of GOLF shall be surrendered in exchange for an aggregate of 225,400,000 shares of the Company's common stock, $.001 par value per share (the "Common Stock"). Stanford Venture Capital Holdings, Inc. ("SVCH") will receive 105,000,000 of such shares, based upon its ownership of GOLF, and 43,400,000 shares as a result of the initial purchase of securities under the Securities Purchase Agreement hereinafter described (excluding the additional equity investments by SVCH), for a total of approximately 58% of the issued and outstanding Common Stock of the Company following the Merger.

Also on or about October 1, 2004, Datrek Acquisition, Inc., a Florida corporation and wholly owned subsidiary of GOLF ("Datrek"), and SVCH plan to enter into a Securities Purchase Agreement in which SVCH will agree to make an aggregate investment, in several tranches, of $4,500,000, subject to the conditions of that agreement (the "Investment"). Datrek will subsequently be merged with and into GOLF. The Investment will be in the form of shares of common stock of Datrek and, following the consummation of the Merger, shares of common stock of the Company. For its aggregate investment of $4,500,000, SVCH will receive an aggregate of 157,500,000 shares of Common Stock. The initial tranche under the Securities Purchase Agreement, upon which SVCH shall receive 43,400,000 shares of Common Stock in exchange for $1,240,000, is expected to occur on or about October 1, 2004

Upon completion of the Merger, the Company will issue approximately 19,250,000 shares of the Company's Common Stock to Nahara Group, Inc., Croft Investments Limited Partnership and Andora Investments Limited Partnership for an aggregate of $19,250.

As a result of the transactions described above, SVCH will own a majority of the Company's issued and outstanding Common Stock and will have the right to designate up to three members to the Board of Directors of the Company. The Company, following the completion of the Merger, is referred to in this Information Statement as the "Post-Merger Company".

This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. Information set forth herein related to GOLF has been provided by GOLF. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

                                    GENERAL

The Common Stock is the only class of equity securities of the Company outstanding which is entitled to receive this Information Statement. As of September 20, 2004, there were 9,575,040 shares of Common Stock outstanding. See "Security Ownership of Certain Beneficial Owners and Management Security Ownership" below.

                  RIGHT TO DESIGNATE DIRECTORS AND DESIGNEES

THE BOARD OF DIRECTORS OF THE COMPANY

Subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, at the Effective Time of the Merger, GOLF shall be entitled to designate up to three directors of the Board of Directors of the Post-Merger Company (the "Designees"). Prior to the closing of the Merger, the Company is obligated to provide the resignation of the existing director.

NAME, AGE, PRINCIPAL OCCUPATION AND EMPLOYMENT HISTORY

GOLF has informed the Company that it has selected one Designee and that such individual has consented to serve as a director of the Company following Closing of the Merger. The Designee is currently
not a director of, or holds any positions with the Company.   GOLF has
advised the Company that, to its knowledge, except as set forth below, neither the Designee nor any of his associates beneficially owns any equity securities or rights to acquire the Company's securities, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC. The name, age, present principal occupation or employment and five-year employment history of the Designee is set forth below. The current business address for such Designee listed below, unless otherwise indicated, is c/o Golf Acquisition, Inc., 11 Commerce Road, Rockland, Massachusetts 02370. The Designee is a citizen of the United States.

     Michael S. Hedge, age 48, is currently the Chairman of Miller Golf Company, LLC, a manufacturer of professional golf bags and accessories. Following the Merger, Mr. Hedge will be the Chairman, Chief Executive Officer and President of the Post-Merger company.
From December 2003 through July 15, 2004, Mr. Hedge acted as a consultant for SVCH. From October 2000 to December 2003, Mr. Hedge served as Senior Vice President of Nexterna, Inc., a wholly owned subsidiary of Union Pacific Corporation, a provider of real-time service management solutions to companies that deliver on-site repair and maintenance services. From May 1999 to August 2000, he was President and Chief Executive Officer of FocusWireless.com, a wholesale distributor of wireless products. Mr. Hedge also served as FocusWireless.com's Executive Vice President for Business Development from February 1999 to May 1999. Prior to this, Mr. Hedge held various senior management positions with Cellstar Corporation from September 1987 to February 1999, a leading provider of distribution and value-added logistics services to the wireless communications industry.

                          CURRENT BOARD OF DIRECTORS

The Company's current Board of Directors consists of one director. At each annual meeting of stockholders, directors are elected for a term of one year to succeed those whose terms are expiring.

The name, age, present principal occupation or employment and five-year employment history of the Company's current director is set forth below.

     John D. Harris, age 63, has been the President and Director of the Company since 2000. Mr. Harris was the President and CEO of w5h, Inc., a company acquired by the Company, has a long-standing background in the computer industry dating back to the 1960s. Mr. Harris owned and operated a software development company from 1980 to 1990. Between 1990 and 1995 Mr. Harris owned and operated the John D. Harris Building Corp., and in 1996 began negotiations to acquire Top Level Domains. In 1998 John Harris founded and commenced serving as President of two internet companies, Domain Name Trust, Inc. and DNT(KY), Inc., which acquired registration and marketing rights for the Top Level Domains ".md" and ".ky," respectively. Both Domain Name Trust, Inc. and DNT(KY), Inc. were subsequently sold.

                            DIRECTOR COMPENSATION

In the past, the Company has not paid compensation to any director for acting in such capacity, except for reimbursement for reasonable out-of-pocket expenses in attending meetings.

The Company currently has no formal committees. Although the Company does not have an Audit Committee, the entire Board has the responsibility of:

- 	monitoring the Company's financial reporting process and
internal control systems;

-	reviewing and appraising the audit efforts of the Company's
independent accountants and internal auditing functions;

- 	reviewing compliance with laws and regulations under which
the Company is required to operate, including compliance with the Nasdaq corporate governance standards; and

- 	providing an open avenue of communication among the
Company's independent accountants, financial and senior management, internal auditing department and Board of Directors.

The Board of Directors does not have a standing nominating committee. Nominations for election to the Board of Directors may be made by the Board of Directors or by any shareholder entitled to vote for the election of directors in accordance with the Company's bylaws and Florida law.

Meetings may be held from time to time to consider matters for which approval of the Company's Board of Directors is desirable or is required by law. During the last two fiscal years, from time to time, the sole member of the Board of Directors has acted by written consent pursuant to Florida law.

                        SECURITY OWNERSHIP OF CERTAIN
                      BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP

The following table sets forth information regarding the beneficial ownership of the Company's Common Stock as of September 20, 2004. The information in this table provides the ownership information for: (i) each person known by the Company to be the beneficial owner of more than 5% of its Common Stock; (ii) each of the Company's directors;
(iii) each of the Company's executive officers; and (iv) the Company's executive officers, directors and director nominees as a group.

Beneficial ownership has been determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the shares. Unless otherwise indicated, the persons named in the table below have sole voting and investment power with respect to the number of shares indicated as beneficially owned by them. Common Stock beneficially owned and percentage ownership are based on 9,575,040 shares outstanding. There are currently no outstanding options or warrants to purchase or securities convertible into the Company's Common Stock.

Name and Address of                     Amount and Nature of    Percent of
Beneficial Owner                        Beneficial Ownership    Class (1)

John D. Harris                          1,977,504*              20.65%
c/o Greenhold Group, Inc.
2960 Corey Road
Malabar, FL  32950

Dana Gallup                             1,355,578               14.15%
Law Offices of Dana M. Gallup, P.A.
1995 Oakland Park Blvd.
Suite 350
Oakland Park, Florida 33306

George Papapostolou                       912,851                9.53%
1342 Colonial Blvd., Suite 17
Fort Myers, FL  33907

All Directors and
Officers as a Group
(1 Person)                              1,977,504               20.65%


* includes 470,200 shares held by Mr. Harris's spouse of which Mr. Harris denies beneficial ownership.

Note: Unless otherwise indicated in the footnotes below, the Company has been advised that each person above has sole voting power over the shares indicated above.

           SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities ("Reporting Persons"), to file with the SEC reports of ownership and reports of changes in ownership of the Common Stock and other equity securities of the Company. Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

To the Company's knowledge, no officers, directors, or beneficial owners of more than ten percent of any class of the Company's equity securities registered pursuant to Section 12 of the Exchange Act or any other person subject to Section 16 of the Exchange Act with respect to the Company, failed to file on a timely basis reports required by Section 16(a) of the Exchange Act during the most recent fiscal year.

EXECUTIVE COMPENSATION

                             SUMMARY COMPENSATION

The Company did not pay any salaries or bonuses or any other form of compensation to any of its officers during 2002 and 2003. No options were granted during the past fiscal year and none were exercised.

EMPLOYMENT AGREEMENTS

The Company currently does not have employment agreements in place with any of its employees.

THE EXECUTIVE OFFICERS OF THE POST-MERGER COMPANY

The name, age and employment history of the Post-Merger Company executive officers are set forth herein. Prior to the closing of the Merger, the Company is obligated to provide the resignation of the existing executive officers. Michael S. Hedge, whose biography is set forth above under the section titled "Right to Designate Directors and Designees", will be the Chairman, President and Chief Executive Officer of the Post-Merger company.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There has been no material transactions during the past two fiscal years between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family.

The Company's officers and directors are subject to the doctrine of corporate opportunities only insofar as it applies to business opportunities in which the Company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in the Company's minutes. If directors are presented with business opportunities that may conflict with business interests identified by the Company, such opportunities must be promptly disclosed to the Board of Directors and made available to the Company. In the event the Board shall reject an opportunity so presented and only in that event, any of the Company's officers and directors may avail themselves of such an opportunity. Every effort will be made to resolve any conflicts that may arise in favor of the Company. There can be no assurance, however, that these efforts will be successful.